July 24, 2015

Via EDGAR Submission and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Pioneer Natural Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-13245

Dear Mr. Schwall:

I am writing to respond to your comment letter dated July 15, 2015 (the "Review Letter"), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company ("Pioneer" or the "Company") with respect to the Company's Form 10-K for the year ended December 31, 2014, filed with the United States Securities and Exchange Commission (the "Commission") on February 19, 2015.

Comment Response

The bold typeface, numbered paragraph and headings below were taken from the Review Letter. The Company's response to your comment follows in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2014

Risk Factors, page 17

1.
We note your disclosure on page 21 relating to the risk that "the Company's expectations for future drilling activities will be realized over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of such activities." Regarding such uncertainties, the disclosure on page 41 indicates that 572,264 out of your total 753,603 net undeveloped acres will expire over the next two year period.

Please tell us the extent to which you have assigned proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include such locations, please expand your discussion to disclose this fact and explain the steps which would be necessary to extend the time to the expiration of such leases.

Furthermore, please expand the disclosure on page 41 to relate the material concentrations of the 501,741 net acres expiring in 2016 to the corresponding asset area.

Response: Of the 572,264 total net acres expiring in 2015 and 2016, 529,176 net acres (92 percent) are concentrated in eastern Colorado. Over the past few years, the Company has conducted limited exploratory activities across this acreage. The Company’s exploratory drilling activities have not resulted in discovering commercial quantities of hydrocarbons; therefore, no proved reserves have been attributable to any of this acreage.

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

H. Roger Schwall
Securities and Exchange Commission
July 24, 2015

The remainder of the net undeveloped acres expiring over the next two year period is primarily concentrated in the Permian Basin in West Texas and the Eagle Ford Shale play in South Texas, where the Company has active drilling programs. The Company currently has no proved undeveloped reserve locations scheduled to be drilled after lease expiration.

The Company believes that the disclosure of this concentration of acreage expiring over the next two years in Colorado would have been immaterial to investors. The Company’s planned capital budget allocated to this area in 2015 is less than 2% of the Company’s total capital budget allocated to drilling, and, as disclosed above, this is exploratory acreage with no associated proved reserves. However, in future filings, the Company respectfully proposes to enhance its disclosure of the relationship of concentrations of net acres expiring to the corresponding asset area as and to the extent required.

Pioneer further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 or email at Rich.Dealy@pxd.com.

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

Cc: Margaret M. Montemayor

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587